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                                                              File No. 333-81650


                       Securities and Exchange Commission
                             Washington, D.C. 20549
                             ----------------------


              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT



                                  ViaCell, Inc.
                              --------------------
                              (Name of Registrant)



        Delaware                                         04-3244816
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(State of Incorporation)                    (IRS employer identification number)


                131 Clarendon Street, Boston, Massachusetts 02116
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                           (Principal office address)


     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned agent for service named in the Registration Statement on Form S-1, as amended (together with all exhibits thereto, the "Registration Statement"), File Number 333-81650, relating to shares of Common Stock (the "Shares") of ViaCell, Inc. (the "Registrant"), hereby requests that the Registration Statement be withdrawn, effective immediately. As a result of the downturn in market conditions, the Registrant no longer intends to sell the Shares pursuant to the Registration Statement. The Registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

     The Registrant further states that subsequent to the withdrawal of the registration statement the Registrant may undertake a subsequent private offering in reliance upon Rule 155(c) promulgated under the Act.

     Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at 617-201-4123 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact the Registrant's legal counsel, Marc A. Rubenstein of Ropes & Gray LLP at 617-951-7826.


                                      VIACELL, INC.


                                      By   /s/ Marc D. Beer
                                         ---------------------------------------
                                           Marc D. Beer
                                           President and Chief Executive Officer
                                           Agent for Service named
                                           in Registration Statement